

September 7, 2011

Via E-mail
Jeffrey Stroburg
Chief Executive Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, Iowa 50010

> **Re:** **Renewable Energy Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-175627**

Dear Mr. Stroburg:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comments 40-44 in our letter dated August 15, 2011. Please understand that once you have included disclosure responsive to these comments, we may have additional comments.

Prospectus Summary, page 1

2. We note your response to comment 10 in our letter dated August 15, 2011. With respect to your statement that you are the largest producer of biodiesel in the United States, please tell us how you determined that FutureFuels is the largest non-NBB member producer of biodiesel registered with the EPA. We note that the supplemental materials supporting your analysis did not contain nameplate capacity information for all 27 non-NBB member plants.

Risk Factors, page 9

3. We note your response to comment 15 in our letter dated August 15, 2011. The language "currently known" continues to suggest that there may other significant risks of which you are unaware. Please revise your disclosure to remove the implication that there may be other significant risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 49

Revenue Recognition, page 50

4. We note your response to comment 22 in our letter dated August 15, 2011, and the revision to your registration statement; however, please clarify the term "net zero basis" as stated in your disclosure on page 51.

Impairment of Long-Lived Assets and Certain Identifiable Intangibles, page 51

5. We note your response to comment 23 in our letter dated August 15, 2011, and the revision to your registration statement. Please expand your critical accounting policy to specifically address how you have determined that the New Orleans, Louisiana, and Emporia, Kansas partially completed production facilities, for which construction was halted in 2008, are not impaired.

Goodwill, page 52

6. We note your response to comment 24 in our letter dated August 15, 2011, and the revision to your registration statement. We understand from your disclosure that your reporting units are your two operating segments, the biodiesel operating segment and the services operating segment. Given that REG Danville, LLC and REG Newton, LLC are separate legal entities, whose acquisitions resulted in approximately 81% of your goodwill at June 30, 2011, please explain to us how you determined that these entities should not each constitute a single reporting unit. Refer to FASB ASC 350-20-35-33 through 35-37.

7. We refer to your services reporting unit. We note that there has been a decline in income before income taxes and loss from equity investments in each period presented. In this regard, please provide us with the details of your July 31 impairment test for this reporting unit. Please also address whether the continued decline in operating results for this reporting unit subsequent to July 31 is an impairment indicator such that you should review the services reporting unit's goodwill for impairment subsequent to your July 31 annual impairment testing.

Consolidations, page 53

8. We note your response to comment 48 in our letter dated August 15, 2011, and the revision to your registration statement. Please further revise your disclosure:

    - to describe the significant provisions of the MOSA with Blackhawk prior to January 1, 2010, and to disclose when the MOSA expired; and

    - to discuss your assessment as to your inability to direct the activities that most significantly impacted Blackhawk's economic development in light of the MOSA.

Results of Operations, page 57

Three and six months ended June 30, 2011 and June 30, 2010, page 57

Income tax benefit (expense), page 59

9. Expand your discussion of income tax benefit (expense) to clarify why there was no income tax benefit for the first half of 2011.

Effects of the Biofuels Merger Recapitalization, pages 59 and 63

10. We note your response to comment 26 in our letter dated August 15, 2011, and your revision to the registration statement. We further note your response to comment 47 indicating that you relied on the guidance in EITF Topic D-42. Given that the exchange of preferred shares was in connection with your merger with REG Biofuels, Inc., which was accounted for as an exchange of shares between entities under common control, please provide us with a comprehensive analysis of how you determined that your accounting treatment for this exchange was appropriate.

Our Feedstocks and Other Inputs, page 92

11. We note your response to comment four in our letter dated August 15, 2011. Please supplementally provide us the basis for your stated belief that you "are the largest buyer of lower cost feedstocks for fuel production in the United States."

Financial Statements, page F-1

Note 6 – Acquisitions and Equity Treatment, page F-29

Tellurian Biodiesel, Inc. and American BDF, LLC, page F-33

12. We note your response to comment 51 in our letter dated August 15, 2011, and the revision to your registration statement. Please tell us and clarify in your disclosure how the additional 731,250 shares of common stock are to be "earned by the counterparty."

Note 7 – Variable Interest Entities, page F-34

13. We note your response to comment 52 in our letter dated August 15, 2011. Please clarify your description of the subsidiary obligation as provided in footnote (2) to your response.

Note 25 – Subsequent Events, page F-63 and Note 13 – Subsequent Events, page F-100

14. Please revise your disclosure to indicate the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

Exhibit Index

15. We reissue comment 61 in our letter dated August 15, 2011. It appears that you have omitted the schedules and/or exhibits from the credit agreements incorporated by reference as exhibits 10.1, 10.3, 10.6, 10.12, 10.17, and 10.21. Please re-file these agreements to include all schedules and exhibits referenced therein. Refer to Item 601(b)(10) of Regulation S-K.

16. Please re-file the loan agreement filed as exhibit 10.42 to include the exhibit and schedules referenced therein. Refer to Item 601(b)(10) of Regulation S-K.

17. We note your response to comment 62 in our letter dated August 15, 2011. It appears that missing from your exhibit list are (i) the agreement(s) for the Bell, LLC joint venture and leasing arrangement described on page 68 and (ii) the purchase agreements between Bung and REG Danville and REG Newton described on page 115. Please file or incorporate by reference these agreements, revise your exhibit list to clarify under which exhibit number they are filed, or explain to us why you are not required to file them under Item 601 of Regulation S-K. In addition, please revise your disclosure, where appropriate, to reflect that your arrangement of reimbursing West Central for compensation that it pays Jeffrey Stroburg is based on an oral agreement that you have with West Central and file a written description of the oral agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii) of Regulation S-K.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Blair White, Esq.
        Pillsbury Winthrop Shaw Pittman LLP (via E-mail)